

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

September 20, 2016

Christopher D. Maher
President and Chief Executive Officer
OceanFirst Financial Corp.
975 Hooper Avenue
Toms River, NJ 08753

> **Re: OceanFirst Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed August 25, 2016**
> **File No. 333-213307**

Dear Mr. Maher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Joint Proxy Statement/Prospectus Cover page

1. Please disclose on the cover page more details of the price triggers described on page 101 and how the termination rights give parties the right to change the conversion ratio.

2. Please revise the cover page to include the total merger consideration.

The Transactions

Opinion of Ocean Shore's Financial Advisor, page 56

3. We note the disclosure on page 58 that Sandler used "financial projections for Ocean Shore for the years ending December 31, 2017 through December 31, 2020, as provided by and discussed with the senior management of OceanFirst." Please disclose the projections OceanFirst shared with Ocean Shore's financial advisors.

Sandler O'Neill's Relationship, page 68

4. Please expand the first paragraph to disclose all compensation paid to Sandler O'Neill during the last two years for all services to Ocean Shore. Please refer to Section 1015(b)(4) of Regulation M-A.

5. We also note the disclosure that Sandler provided investment banking services to OceanFirst during the past two years and received fees for such services. Please revise to disclose all compensation paid to Sandler during the last two years for all services to OceanFirst. Please refer to Section 1015(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 or Eric Envall, Staff Attorney, at 202-551-3234 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David C. Ingles, Esq. (Via E-mail)